
Hauppauge!
Watch and record your TV shows with instant replay and program pause
Burn your home videos or favorite TV shows onto CD or DVD
WinTV-PVR-350
model 990
PERSONAL
RECORDER


The best TV for your PC
WinTV
from
Hauppauge!
©2002 Hauppauge Computer Works, Inc.

Hauppauge!®

2002 annual report

Our fourth product family: media decoders for displaying digitally recorded TV on a home TV set -

Having the ability to digitally record TV onto a PC's hard disk brought up a need to watch that recording on a conventional TV set. We started to develop products which connect to TV sets and take the digitally recorded TV from the PC's hard disk, and distribute it to TV sets around the home using a home local area network.


DEC
2000
WinTV
WinTV

Our first media decoders will be able to receive and decode three different types of digital media: movies, videos and pictures. The digital movies would be recorded on the PC using our WinTV-PVRs or digital TV receivers, both of which record onto a PC's hard disk in an MPEG format. The other two types of media, digital music and digital pictures, can also be stored on a PC's hard disk and displayed (or listened to) on a TV set.

We expect to deliver the first of these products in fiscal 2003.

Highlights from 2002

Some of the important product highlights from the 2002 fiscal year were:

- the introduction of the WinTV-PVR-250 as the replacement of the WinTV-PVR-pci product. The WinTV-PVR-250 has lowered the cost of digitally recording TV on a PC to $149, our lowest price point for hardware based digital TV recording.

- the launch of our software which supports the WinTV-PVR-250 under Microsoft's Windows XP Media Center Edition. This enabled the Company to attract personal computer OEMs to pre-install the WinTV-PVR-250 as the TV receiver and TV recorder for their Media Center Edition PCs. The support of Windows XP Media Center Edition is helping to establish the PC as the hub of the home entertainment center, which I noted before was our key production development theme over the last few years.

- the introduction of the new DEC series of digital set top boxes in Europe. These set to boxes differentiate themselves from other digital TV receivers on the market due to their link to a PC, which enables the recording of digital TV shows onto a PC's hard disk drive.

- the revamp of our older analog TV product line to drive down production costs and to deliver more features. Though the worldwide market is moving toward digital TV, sales of our analog TV receiver products continue, and to remain competitive in the market we developed lower cost versions of these products.

- the introduction of a line of products (the WinTV-Nova-t internal receiver board, the external WinTV-Nova-usb box, and the DEC-1000-t, DEC-2000-t set top boxes) to support the launch of Freeview in the U.K., which is the U.K.'s new free digital TV service. At the beginning of fiscal 2003, the German government started a pilot program to deliver free digital TV using the same technologies that are being used in the UK, and therefore the products initially developed for Freeview in the UK will have an expanded market.

Products introduced by Hauppauge in the last two years now account for 36% of our sales. This shows the importance of new product development, and we continue to increase our R&D expenditures in areas where we believe we will receive a high return on our investment. Many of these development areas are speculative, but we believe that they are the correct areas for growth for Hauppauge in the future.

Looking forward

These product introductions were rewarding, but overall company performance was mixed. By keeping expenses under control, we did achieve profitability even though the technology market has been weak.

The PC industry is known for rapid innovation and fierce competition. Products have very short life cycles and new competitors enter into the market often. We believe we will stay competitive by understanding the direction of our markets sooner than our competitors, and developing products which meet the right mix of features and price.

The business environment continues to be challenging. Though we have seen improving sales in the last 18 months from the low point in 2001, there are weaknesses in several spots around the world, including Germany, the country where traditionally the sales have been the greatest for Hauppauge worldwide.

Though the digital TV market in the U.S. has been very slow to take off, it is showing signs of life and we have new models under development for this market. We cannot control how quickly the U.S. digital TV market will expand, but Hauppauge can help in the growth of U.S. digital TV installations by delivering low cost products which link digital TV reception and the PC. There are currently only 1 million high-definition digital TV receivers in use in American homes, out of about 100 million homes, so the market potential is quite good.

The Company will continue to make investments in areas where we believe there will be substantial growth in the future.

Ken Plotkin
Chairman and Chief Executive Officer
Hauppauge Digital Inc.

president's message

Dear Stockholder,

Hauppauge Digital made substantial progress in fiscal 2002 in our drive to achieve increased penetration for our TV receiver products into the personal computer market. One of our newest Personal Video Recorders, the WinTV-PVR-250, was used as an enabler for TV reception in Microsoft's Windows XP Media Center Edition. It also achieved good sales growth in the retail PC market. The Digital Entertainment Center (DEC) series, our newest digital TV receivers in Europe which link digital TV with TV sets and the PC, were launched late in the fiscal year and have also seen good market acceptance.



Ken Plotkin, Chairman and Chief Executive Officer

As we move into fiscal 2003, the Company is readying for introduction an exciting new product family that will bridge the PC and the TV set, and will leverage other Hauppauge products introduced over the past few years. I'd like to show you where this product family will fit into our marketing strategy.

Our product development and marketing strategy

In 1998, the Company internally formulated a marketing and product development theme: 'the PC will become the hub of the home entertainment system, and Hauppauge TV products will be an integral part of this home entertainment PC'. At that time, we felt that all types of media were becoming digital, and we saw the PC as the logical place to store this media. For example, music had been digital for many years, with the digital MP3 music format becoming a popular way of storing music on a PC. Movies became a digital media with the introduction of the DVD, and digital pictures have become very popular with the growth in sales of digital cameras. With Hauppauge WinTV products, TV was digitized for storage and playback in a PC.



WinTV Express
WinTV GO
WinTV

So, it made perfect sense that the PC would eventually become the place to hold all digital media. We felt that Hauppauge's role was to deliver TV to this digital media center.

Since formulating this theme, Hauppauge has concentrated on expanding the usefulness of our TV products when used in PC based entertainment centers. Hauppauge now has over thirty products which we sell globally through computer products dealers and distributors.



WinTV
WinTV PVR

We also realized that bringing digital media from the PC to the TV was going to be important. As a result, in 2000 we started to develop our fourth product family, media decoders which work with TV sets and are designed for home local area networks.

To see where media decoder products will fit into our product range, I'd like to recap our product families so you can see the progression.

Our product families

The first product family: bringing analog TV into a PC - Hauppauges' first digital media products brought analog TV to PC's. These were our 'WinTVs', both internal PCI boards and external USB boxes. For many years, we spent a good part of our R&D budget developing software which enhanced the ease of use and usefulness of the WinTV as it displayed TV on a PC screen.

The second product family: bringing digital TV into a PC - In 1999, when we saw the worldwide television market starting to move toward digital TV, we concentrated our marketing and product development teams on bringing digital TV into PCs. The picture quality of digital TV is better than that of analog TV, plus digital TV is accompanied by high quality digital audio. Though the digital TV market in the U.S. is still growing relatively slowly, digital TV receivers for PCs now account for almost 25% of our international sales. Products from Hauppauge in the digital TV market include the WinTV-HD, the WinTV-Nova, and the WinTV-Nexus. One benefit of digital TV reception on a PC is that digital TV can be stored directly on a PC's hard disk without requiring conversion from an analog format into a digital format, since digital TV is broadcast in a compressed format using high quality MPEG encoding.

Our third product family: adding personal video recording capabilies to a PC - Our analog TV products have always digitized and compressed video in hardware, and for many years we had been able to record TV onto the hard disk of a PC. But it was not until cost effective MPEG compressors became available in the late 1990s that we were able to record more than an hour's worth of TV onto a PC hard disk. In 2000, we introduced our first digital TV recorders which could take several hour's of TV and store it on a PC's hard disk. We called these products "WinTV-PVR", or Personal Video Recorders. Our WinTV-PVR product line now has three models, and though we introduced our first model just three years ago, the WinTV-PVR's accounts for 22% of our sales.

With the addition of our WinTV-PVR personal video recorders, we had a range of products which brought analog and digital TV into PCs, and products which recorded TV on a PC's hard disk.

While looking at what consumers would expect in integrated home entertainment PCs, we realized that we needed to also support the distribution of recorded TV around the home. So in 2000, Hauppauge put together an R&D team to start to work on ways of distributing TV, which had been digitally recorded digitally recorded TV around the home.

selected financial data

Years ended September 30,	2002	2001	2000	1999	1998
		(in thousands, except for per share amounts)			
Net Sales	$ 42,797	$ 50,910	$ 66,292	$ 58,602	$ 38,757
Income, (loss) before taxes on income	$ 417	$ (1,851)	$ (2,183)	$ 4,593	$ 2,482
Net income, (loss)	$ 348	$ (2,282)	$ (999)	$ 3,118	$ 1,958
Diluted net income, (loss) per share	$ 0.04	$ (0.26)	$ (0.11)	*$ 0.33	*$ 0.21
Shares Outstanding, (diluted) millions	9,037	8,910	8,837	*9,480	*9,354
Balance Sheet Data (at period end):					
Working capital	$ 11,266	$ 10,258	$ 11,767	$ 12,533	$ 9,536
Total assets	$ 19,846	$ 18,784	$ 26,315	$ 27,728	$ 22,897
Stockholders' equity	$ 11,967	$ 11,186	$ 13,654	$ 13,322	$ 10,037

*Periods restated to reflect 2 for 1 stock split

financial highlights

net sales
(in millions)



38.7
58.6
66.3
50.9
42.8
98 99 00 01 02

net income (loss)
(in millions)



2.0
3.1
-1.0
-2.3
.3
98 99 00 01 02

net income (loss)
per share



.21*
.33*
-.11
-.26
.04
98 99 00 01 02

*Periods restated to reflect 2 for 1 stock split

Results of operations

September 30, 2002 and 2001

Results for the fiscal years ended September 30, 2002 and 2001 are detailed below:

	12 Months Ended 9/30/02	12 Months Ended 9/30/01	Variance $	Percentage of sales 2002	Percentage of sales 2001	Variance
Sales	$ 42,796,726	$ 50,910,463	$ (8,113,737)	100.00%	100.00%	0.00%
Cost of sales	31,661,073	42,056,859	(10,395,786)	73.98%	82.61%	-8.63%
Gross Profit	11,135,653	8,853,604	2,282,049	26.02%	17.39%	8.63%
Gross Margin %	26.02%	17.39%	8.63%			
Costs:						
Sales & Marketing	5,741,510	6,479,351	(737,841)	13.42%	12.73%	0.69%
Technical Support	379,592	380,488	(896)	0.89%	0.75%	0.14%
General & Administrative	2,947,943	3,422,635	(474,692)	6.89%	6.72%	0.17%
Total Selling General and Administrative costs	9,069,045	10,282,474	(1,213,429)	21.20%	20.20%	1.00%
Litigation settlement	-	212,500	(212,500)	0.00%	0.42%	-0.42%
Write of off Goodwill	-	701,919	(701,919)	0.00%	1.37%	-1.37%
R&D	1,591,551	1,510,092	81,459	3.72%	2.97%	0.75%
Total Costs	10,660,596	12,706,985	(2,046,389)	24.92%	24.96%	-0.04%
Net operating income (loss)	475,057	(3,853,381)	4,328,438	1.10%	-7.57%	8.67%
Other income (expense)						
Interest income	34,781	42,137	(7,356)	0.08%	0.08%	0.00%
Interest expense	-	(30,833)	30,833	0.00%	-0.06%	0.06%
Foreign currency	4,750	6,740	(1,990)	0.01%	0.01%	0.00%
Non operational USD to Euro re-measurement	(98,066)	(15,863)	(82,203)	-0.23%	-0.03%	-0.20%
Insurance proceeds	-	2,000,000	(2,000,000)	0.00%	3.93%	-3.93%
Total other income (expense)	(58,535)	2,002,181	(2,060,716)	-0.14%	3.93%	-4.07%
Income (loss) before taxes	416,522	(1,851,200)	2,267,722	0.96%	-3.64%	4.60%
Taxes on income	69,000	749,497	(680,497)	0.16%	1.47%	-1.31%
Income (loss) before cumulative effect of a change in accounting principle	347,522	(2,600,697)	2,948,219	0.80%	-5.11%	5.91%
Cumulative effect of change in accounting principle	-	319,000	(319,000)	0.00%	0.63%	-0.63%
Net income(loss)	$ 347,522	$ (2,281,697)	$ 2,629,219	0.80%	-4.48%	5.28%

Results of operations

September 30, 2002 and September 30, 2001

Sales for the twelve months ended September 30, 2002 decreased $8,113,737 when compared to last year. Sales declined in all geographic locations as follows:

Location	12 Months Ended 9/30/02	12 Months Ended 9/30/01	Increase (decrease) Variance $	Increase (decrease) Variance %	Percentage of sales by Geographic region 2002	2001
Domestic	$ 11,508,358	$ 11,888,839	$ (380,481)	(3%)	27%	23%
Europe	30,365,681	35,624,555	(5,258,874)	(15%)	71%	70%
Asia	922,687	3,397,069	(2,474,382)	(73%)	2%	7%
Total	$ 42,796,726	$ 50,910,463	$ (8,113,737)	(16%)	100%	100%

The primary forces causing the sales decrease were:

- Sluggish economic conditions
- Reduction in analog board sales
- Lower OEM sales activity
- Lower Asian sales

Sales to domestic customers were 27% of net sales for the year ended September 30, 2002 compared to 23% for the year ended September 30, 2001. Sales to European customers were 71% of net sales compared to 70% for the same period of last year. Sales to Asian customers were 2% compared to 7% for the same period last year.

Gross margins increased $2,282,049 for the twelve months ended September 30, 2002. Gross margin percentage for the twelve months ended September 30, 2002 was 26.02% compared to 17.39% for the same periods in the prior year.

The increases and (decreases) in the margins are detailed below:

	Increase (decrease)
Due to lower sales	$ (2,352,411)
Due to higher margins on assembled boards	2,116,392
Due to decreases in labor related and other costs	655,302
Due to inventory obsolescence reserve booked during the fourth quarter of fiscal 2001	1,862,766
Total increase in margins	$ 2,282,049

The increase in gross margin percentage of 8.63% for the twelve months ended September 30, 2002 compared to last year is as follows:

	Increase (decrease)
Increase in margin on assembled boards	4.95%
Labor related and other costs as a larger percent of sales	0.03%
Due to inventory obsolescence reserve booked during the fourth quarter of fiscal 2001	3.65%
Net increase	8.63%

The improved margin percentage on assembled boards was primarily derived from unit price reductions from our suppliers and subcontractors coupled with a larger sales mix of higher gross margin product. The increase in the gross margin percent of 0.03% due to labor related and other costs was due to the decrease in labor related and other costs of 16.20% being in excess of the sales decrease of 15.94%.

During the fourth quarter of fiscal 2001, in recognition of the sales decline from fiscal 2000, slower sales of older product lines and engineering changes to products, we reviewed the net realizable value of our inventory as of September 30, 2001. We deemed it necessary to increase our reserve for obsolete and slow moving inventory. An additional reserve of $1,862,766 was recorded during the fourth quarter of fiscal 2001 and charged to cost of sales. A similar provision was not required in fiscal 2002, thus there was an improvement in margins of 3.65% for fiscal 2002.

Results of operations

September 30, 2002 and 2001 *-continued*

The chart below illustrates the components of selling, general and administrative expenses:

	12 Months Ended 9/30/02 Dollar Costs	12 Months Ended 9/30/01 Dollar Costs	Increase (Decrease)	Percentage of sales 2002	Percentage of sales 2001	Increase (Decrease)
Sales and Promotional..........	$ 5,741,510	$ 6,479,351	$ (737,841)	13.42%	12.73%	0.69%
Customer Support	379,592	380,488	(896)	0.89%	0.75%	0.14%
General and Administrative ..	2,947,943	3,422,635	(474,692)	6.89%	6.72%	0.17%
Total.................................	$ 9,069,045	$ 10,282,474	$ (1,213,429)	21.20%	20.20%	1.00%

Selling General and Administrative expenses decreased $1,213,429 from the prior fiscal year. As a percentage of sales, Selling, General and Administrative expenses for the twelve months ended September 30, 2002 increased by 1.00% when compared to the twelve months ended September 30, 2001.

The decrease in sales and promotional expense of $737,841 was mainly due to:

- Lower advertising costs of $502,057 due to lower co-operative advertising and reduced special promotions
- Lower trade show costs of $146,052 due to smaller size and frequency of trade show attendance
- Lower commission payments of $31,355 due to lower sales
- Decreased compensation costs of $70,295 due to personnel reductions for sales and marketing personnel

The decrease in General and Administrative expenses of $474,692 was primarily due to:

- Decrease in compensation costs of $188,572 due to personnel reductions for administrative personnel
- Lower legal costs of $80,553 due to less litigation activity during fiscal 2002
- Decreased amortization costs of $81,637 mainly due to the write off of goodwill during the fourth quarter of fiscal 2001
- Lower rent costs of $48,301 and lower communication costs of $32,211 due to the consolidation of the Eskape Labs office in California into the Hauppauge California office

Research and development expenses increased $81,459 or approximately 3.7%. The increase was mainly due to higher compensation and increased material and contract services cost.

Litigation settlement

During the third quarter of fiscal 2001, we paid $212,500 to settle a claim pursuant to a copyright infringement dispute.

Write off of goodwill

During fiscal 2000, we acquired certain assets of Eskape™ Labs, Inc. This acquisition was accounted for using the purchase method. The fair value of the consideration paid exceeded the fair value of the assets acquired and goodwill of approximately $810,000 was recorded.

Due to changing conditions during fiscal 2001, the following events and circumstances indicated to us that our goodwill asset had been impaired and was not likely to be recovered:

- Eskape™ Labs was not profitable during fiscal 2001 and did not contribute, nor is expected to contribute, any positive cash flow stream
- Eskape™ Labs did not fulfill its internal sales forecast for fiscal 2001
- The asset value was greater than the estimated future cash flows
- At the time of the acquisition, we hired approximately 10 of the Eskape™ Labs employees, including three from senior management. Only four employees remain
- Certain Eskape™ Labs products have been deemed by management as slow moving products

In recognition of the above events, we recognized an impairment loss during the fourth quarter of fiscal 2001 for the entire remaining goodwill balance of $701,919. The loss was recorded as a component of other income (loss) from operations.

Results of operations

September 30, 2002 and 2001 *-continued*

Other income (expense)

Net other expense for the twelve months ended September 30, 2002 was $58,535 compared to net other income of $2,002,181 for the twelve months ended September 30, 2001 as detailed below:

	12 Months Ended 9/30/02	12 Months Ended 9/30/01
Interest income	$ 34,781	$ 42,137
Interest expense	-	(30,833)
Foreign currency transaction gains (losses)	4,750	6,740
Non operational USD to Euro currency re-measurement	(98,066)	(15,863)
Life insurance proceeds	-	2,000,000
Total other income (expense)	$ (58,535)	$ 2,002,181

The decrease in total other income (expense) was due to the receipt of insurance proceeds during fiscal 2001 pursuant to a key man life insurance on the Company's deceased former President and losses in fiscal 2002 resulting from the "Non operational USD to Euro currency re-measurements" offset by lower interest expense during fiscal 2002.

"Non operational USD to Euro currency re-measurement" results from the revaluing from U.S. dollars to Euros any U.S. dollar denominated assets and liabilities on the books of our Luxembourg based subsidiary, Hauppauge Digital Europe S.à.r.l.. Since the functional currency of Hauppauge Digital Europe S.à.r.l. is the Euro, any asset, liability or equity accounts which are invested in or purchased using U.S. dollars by Hauppauge Digital Europe S.à.r.l. need to be revalued into Euros at the end of each reporting period. This revaluation of U.S. dollar denominated accounts into Euros results in a non transactional re-measurement gain or loss, which we have classified as " Non operational USD to Euro currency re-measurement."

Tax provision (benefit)

Our net tax provision for the twelve months ended September 30, 2002 and 2001 is as follows:

	12 Months Ended 9/30/02	12 Months Ended 9/30/01
Tax (benefit) attributable to U.S operations	$ (980,000)	$ (501,000)
Tax expense Asian operations	-	44,200
Tax expense European operations	69,000	123,500
Deferred tax asset valuation allowance	980,000	1,082,797
Net tax provision	$ 69,000	$ 749,497

Effective October 1, 1999, we restructured our foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation, which functions as the entity which services our European customers. The new structure created separate domestic and foreign tax entities, with the Luxembourg entity paying a license fee to our domestic operation for use of the Hauppauge name. For the last three fiscal years, our domestic operation has incurred losses. We analyzed the future realization of our deferred tax assets as of September 30, 2002 and we concluded that under the present circumstances, it would be appropriate for us to record a valuation allowance against the increase in the deferred tax asset attributable to the current year's loss from domestic operations.

Results of operations

September 30, 2002 and 2001 *-continued*

Accumulated other comprehensive income (loss)

As of September 30, 2002, appearing in the equity section under " Accumulated other comprehensive income (loss)" was a deferred gain of $187,074. Translation gains and losses, which are the result of translating Euros to USD at the month end exchange rate for current assets and liabilities, at historical rates for fixed assets and paid in capital, and at average exchange rates for revenue and expense items, resulted in a deferred loss of $3,845 as of September 30, 2002.

Mark to market gains and losses result from the difference between the USD value of our open foreign currency forward contracts at the average contract rate as opposed to the same contracts translated at the month end spot rate. Prior to July 1, 2002, the Company did not qualify for cash flow hedge accounting under FAS 133, therefore material gains or losses were recorded through operations. As a result of our qualification for cash flow hedge accounting, effective July 1, 2002, gains aggregating to $190,919 on these contracts are shown in the equity section under "Accumulated other comprehensive income."

The components of other comprehensive income (loss) as of September 30, 2002 are shown below:

	As of 9/30/01	Fiscal 2002 Other comprehensive income (loss)	As of 9/30/02
Translation gains (loss) on HDE S.à.r.l Euro accounts translated to USD	$ (218,987)	$ 215,142	$ (3,845)
Mark to market gains (loss) per FAS 133 on open foreign currency contracts	(48,217)	239,136	190,919
Other comprehensive income	$ (267,204)	$ 454,278	$ 187,074

The adoption of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", on October 1, 2000 resulted in a $319,000 net gain, due to the cumulative effect of a change in accounting principle.

As a result of all of the above mentioned MD&A items, we recorded net income of $347,522 for the twelve months ended September 30, 2002, which resulted in basic and diluted net income per share of $0.04 on weighted average basic and diluted shares of 8,887,107 and 9,002,150, respectively, compared to a net loss of ($2,281,697) for the twelve months ended September 30, 2001, which resulted in basic and diluted net loss per share of ($0.26) on weighted average basic and diluted shares of 8,910,117. Options to purchase 825,322 and 1,827,326 shares of common stock at prices ranging from $2.07 to $ 10.06 and from $1.05 to $10.06, respectively, were outstanding for the twelve month period ending September 30, 2002 and 2001, respectively, but were not included in the computation of diluted net income or net loss per share because they were anti-dilutive.

Results of operations

September 30, 2001 and 2000

Sales decreased $15,382,028 for the fiscal year ended September 30, 2001 compared to the prior year as detailed geographically in the table below:

	12 Months Ended 9/30/01	12 Months Ended 9/30/00	Increase (decrease)	Increase (decrease)	Percentage of sales by Geographic region 2001	2000
Domestic	$ 11,888,839	$ 19,504,372	$ (7,615,533)	-39%	23%	30%
Europe	35,624,555	44,667,287	(9,042,732)	-20%	70%	67%
Asia	3,397,069	2,120,832	1,276,237	60%	7%	3%
Total	$ 50,910,463	$ 66,292,491	$ (15,382,028)	-23%	100%	100%

The primary forces causing the decrease were:

- Reduction in analog board sales
- Sluggish worldwide economic conditions
- Lower average Euro to dollar exchange rates

Unit sales for the fiscal year ended September 30, 2001 decreased about 23% to approximately 744,000 as compared to approximately 969,000 for the prior year. Sales to domestic customers were 23% of net sales compared to 29% for the prior year. Sales to European customers were 70% of net sales compared to 68% for the same period of the prior year. Sales to Asian customers were 7% compared to 3% for the prior year.

Gross margins decreased $3,013,889 for the year ended September 30, 2001. Gross margin as a percent of sales was 17.39% for the year ended September 30, 2001 compared to 17.90% for the year ended September 30, 2000. The components of the margin decrease are detailed below:

	Increase (decrease)
Decrease due to lower sales	$ (3,844,481)
Increase due to improved material margins	2,036,221
Decrease due to labor related and other costs	(342,853)
Inventory provision for obsolescence in excess of prior year's provision	(862,776)
Net decrease in margins	$ (3,013,889)

The decrease of 0.51% in the gross margin percentage for the fiscal year ended September 30, 2001 is as follows:

	Increase (decrease)
Improved margin on assembled boards	4.00%
Increased labor related and other costs	(2.36%)
Inventory reserve	(2.15%)
Net decrease	(0.51%)

The improved margins on assembled boards was primarily derived from:

- Cost savings obtained from the shifting of product pack out from an outside third party to our distribution center in Ireland
- Larger sales mix of higher gross margin product

Results of operations
September 30, 2001 and 2000 *-continued*

Increases in labor related and other costs was primarily due to the overhead, labor and pack out material expenses of our Irish distribution center, which commenced operations during the fourth quarter of fiscal 2000.

In recognition of the sales decline from fiscal 2000, slower sales of older product lines and engineering changes to products, we reviewed the net realizable value of our inventory as of September 30, 2001. We deemed it necessary to increase our reserve for obsolete and slow moving inventory. An additional reserve of $1,863,000 was recorded during the fourth quarter of fiscal 2001 and charged to cost of sales. The additional reserve decreased margins by 3.65% for fiscal 2001.

The chart below illustrates the components of selling, general and administrative expenses:

	Fiscal Year Ended 9/30/01	Fiscal Year Ended 9/30/00	Increase (decrease)	Percentage of sales 2001	Percentage of sales 2000	Increase (decrease)
Sales and Promotional	$ 6,479,351	$ 8,159,606	$ (1,680,255)	12.8%	12.3%	.5%
Customer Support................	380,488	464,921	(84,433)	.7%	.7%	-%
General and Administrative..	3,422,635	3,607,086	(184,451)	6.7%	5.4%	1.3%
Total	$ 10,282,474	$ 12,231,613	$ (1,949,139)	20.2%	18.4%	1.8%

Selling General and Administrative expenses decreased $1,949,139 from the prior year. As a percentage of sales, Selling, General and Administrative expenses for the fiscal year ended September 30, 2001 increased by 1.8% when compared to the prior year.

The decrease in sales and promotional expense of $1,680,255 was mainly due to:

- Lower advertising costs of $1,009,768 due to lower co-operative advertising and reduced special promotions
- Reduced European sales office costs of $314,358
- Lower commission payments of $293,489 due to lower sales
- Decreased compensation costs of $21,513 due to personnel reductions

Customer Support costs decreased $84,433 mainly due to lower compensation costs.

The decrease in General and Administrative expenses of $184,451 was primarily due to:

- Increase in compensation costs of $68,656 related to the hiring of an MIS Director, an in house attorney, and the compensation costs related to the addition of Eskape™ Labs administrative personnel somewhat offset by personnel reductions
- Increased amortization costs of $120,045 mainly due to the amortization of goodwill and intangible assets related to the Eskape™ Labs acquisition
- Decreased professional fees of $231,170 related to termination of outside consulting agreements and lower legal costs relating to legal fees incurred for a patent infringement suit and legal costs associated to the start up of our Luxembourg operation
- Lower rent costs of $25,035 due to the consolidation of the Eskape™ Labs office in California into the Hauppauge office

Results of operations

September 30, 2001 and 2000 *-continued*

Research and development expenses decreased $155,508 or approximately 9.0%. The decrease was due to lower worldwide compensation costs and less material and contract services consumed.

Litigation settlement

In 1997, we licensed a file conversion library for use in our WinTV® applications from Accusoft Corporation. On June 14, 2001, we received notice that Accusoft Corporation ("Accusoft") had commenced an action against us in the United States District Court for the District of Massachusetts (the "District Court"), alleging that we:

- had infringed Accusoft's copyright in certain software in violation of Title 17 of the United States Code
- had violated the terms of its software license by making excess copies of the software without paying additional royalties
- used the software for unauthorized purposes

On July 31, 2001, we and Accusoft reached a settlement and release of all claims against company in exchange for payment of the settlement amount of $212,500.

Write off of goodwill

During fiscal 2000, we acquired certain assets of Eskape™ Labs, Inc. This acquisition was accounted for using the purchase method. The fair value of the consideration paid exceeded the fair value of the assets acquired and goodwill of approximately $810,000 was recorded.

Due to changing conditions during fiscal 2001, the following events and circumstances indicated to us that our goodwill asset had been impaired and was not likely to be recovered:

- Eskape™ Labs was not profitable during fiscal 2001 and did not contribute, nor is expected to contribute, any positive cash flow stream
- Eskape™ Labs did not fulfill its internal sales forecast for fiscal 2001
- The asset value was greater than the estimated future cash flows
- At the time of the acquisition, we hired approximately 10 of the Eskape™ Labs employees, including three from senior management. Only four employees remain
- Certain Eskape™ Labs products have been deemed by management as slow moving products

In recognition of the above events, we recognized an impairment loss during the fourth quarter of fiscal 2001 for the entire remaining goodwill balance of $701,919.

We have recorded the impairment loss as a component of income (loss) from operations for fiscal 2001.

Results of operations

September 30, 2001 and 2000 *-continued*

Other income (expense)

We had net other income for the year ended September 30, 2001 of $2,002,181 compared to net other expense for the prior year of $153,567 as detailed below:

	Year Ended 9/30/01	Year Ended 9/30/00
Interest income	$ 42,137	$ 104,485
Interest expense	(30,833)	(15,134)
Foreign currency transaction losses	(15,863)	(242,479)
Officer life insurance proceeds	2,000,000	-
Other	6,740	(439)
Total other income	$ 2,002,181	$ (153,567)

The increase in net other income was due to lower foreign currency transaction losses and insurance proceeds collected from a key man life insurance policy on the late Mr. Kenneth Aupperle, offset somewhat by interest expense on borrowings outstanding. See "Legal Proceedings" for a discussion on certain pending litigation on the said life insurance policy.

Tax provision (benefit)

Our net tax provision (benefit) for the year ended September 30, 2001 and 2000 is as follows:

	Year Ended 9/30/01	Year Ended 9/30/00
Tax (benefit) attributable to U.S operations	$ (501,000)	$ (1,311,072)
Tax expense Asian operations	44,200	-
Tax expense European operations	123,500	127,000
Deferred tax asset valuation allowance	1,082,797	-
Net tax provision (benefit)	$ 749,497	$ (1,184,072)

Effective October 1, 1999, we restructured our foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation, which functions as the entity which services our European customers. The new structure created separate domestic and foreign tax entities, with the new Luxembourg entity paying a 7% license fee to our domestic operation for use of the Hauppauge name. For the last two fiscal years, our domestic operation has incurred losses. At September 30, 2000, our domestic operation had a deferred tax benefit of $1,267,997. We analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 and we concluded that under the present circumstances, it would be appropriate for us to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to our tax provision for $1,082,797.

The adoption of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", on October 1, 2000 resulted in a $319,000 gain, due to the cumulative effect of a change in accounting principle.

As a result of all of the above mentioned MD&A items, we recorded a net loss of ($2,281,697) for the year ended September 30, 2001, which resulted in basic and diluted net loss per share of ($0.26) on weighted average basic and diluted shares of 8,910,117, compared to a net loss of ($999,215) for the year ended September 30, 2000, which resulted in basic and diluted net loss per share of ($0.11) on weighted average shares of 8,837,256. Options to purchase 1,827,326 and 1,610,226 shares of common stock at prices ranging $1.05 to $ 10.06 and $1.35 and $10.06 respectively were outstanding as of September 30, 2001 and 2000, respectively but were not included in the computation of diluted net loss per share because they were anti-dilutive.

As our sales are primarily to the consumer market, we have experienced certain seasonal revenue trends. Our peak sales quarter, due to holiday season sales of computer equipment, is our first fiscal quarter (October to December), followed by our second fiscal quarter (January to March). In addition, our international sales, mostly in the European market, were 73%, 77% and 70% of sales for the years ended September 30, 2002, 2001 and 2000, respectively. Our fiscal fourth quarter sales (July to September) can be potentially impacted by the reduction of activity experienced in Europe during the July and August summer holiday period.

To offset the above cycles, we target a wide range of customer types in order to moderate the seasonality of retail sales.

Liquidity and Capital Resources

Our cash, working capital and stockholders' equity position is disclosed below:

	As of 9/30/02	As of 9/30/01	As of 9/30/00
Cash	$ 4,964,522	$ 4,422,239	$ 2,744,855
Working Capital	11,276,942	10,258,143	11,766,900
Stockholders' Equity	11,966,612	11,185,618	13,653,677

We had cash and cash equivalents as of September 30, 2002 of $4,964,522, an increase of $542,283 over September 30, 2001.

The increase was due to:

Net income adjusted for non cash items	$ 344,126
Decrease in inventories	466,481
Decrease in prepaid expenses and other current assets	101,531
Increase in accounts payable other current liabilities	281,025
Proceeds from employee stock purchases	31,206
Less cash used for:	
Increase in accounts receivable	(504,866)
Purchases of fixed assets	(87,208)
Purchase of treasury stock	(90,012)
Net increase in cash	$542,283

Net cash of $688,297 provided by operating activities was primarily due to a decrease in inventories of $466,481, prepaid expenses and other current assets of $101,531, an increase in accounts payable and other current liabilities of $281,025 and net income adjusted for non cash items of $344,126, offset somewhat by cash used to fund increases in accounts receivable of $504,866. The increase in accounts receivable was the result of an increase in sales of $735,488 for the three months ended September 30, 2002 over the three months ended September 30, 2001.

Cash of $87,208 and $90,012 was used to purchase fixed assets and purchase treasury stock. Proceeds from the stock purchased by employees through the employee stock purchase plan provided additional cash of $31,206.

On April 5, 2001 the Company extended its agreement with Chase Manhattan Bank, to provide it with a $6,500,000 credit facility. The facility is secured by our assets, and expired in fiscal 2002. It is the intention of the Company to procure a new credit facility on terms acceptable to the Company.

On November 8, 1996, we approved a stock repurchase program. The program, as amended, authorizes the Company to repurchase up to 850,000 shares of our own stock. We intend to use the repurchased shares for certain employee benefit programs. On December 17, 1997, the stock repurchase program was extended by a resolution of our Board of Directors. As of September 30, 2002, we held 514,317 treasury shares purchased for $1,461,574 at an average purchase price of approximately $2.84 per share.

Liquidity and Capital Resources *-continued*

On June 1, 2000 we acquired certain assets of Eskape™ Labs Inc. ("Eskape"), a California based company specializing in designing and manufacturing TV and video products for Apple®Macintosh® computers. The purchased assets expand and complement our product line into the Apple®Macintosh® market. The cash price for the acquisition, which was accounted for under the purchase method, was approximately $900,000, which included $100,000 in direct transaction costs and a restrictive covenant totaling $50,000. In addition to the price paid for the acquired assets, the purchase agreement also provided for contingent additional consideration, none of which was earned. See (Note 10) to "Consolidated Financial Statements."

We believe that our cash and cash equivalents as of September 30, 2002 and our internally generated cash flow will provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

Critical Accounting Policies and Estimates

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of the our financial statements:

- Revenue Recognition
- Management's estimates
- Hedging program for sales denominated in a foreign currency
- Translation of assets and liabilities denominated in non functional currencies on our European financial statements

Revenue Recognition

Our revenues are primarily derived from the sale of computer boards which enable you to view television programs on your personal computer. Sales of computer boards are commonly classified as computer hardware. Our sales are primarily to retailers, distributors and original equipment manufacturers. Sales to our customers are documented by a purchase order which describes the conditions of sale. Sales are recorded when products are shipped to our customers. The product price is fixed and determinable, collection of the resulting receivable is probable and product returns are reasonably estimable. Revenue from freight charged to customers is recognized when products are shipped. Provisions for customer returns and other adjustments are provided for in the period the related sales are recorded based upon historical data.

Management's Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts for revenues and expenses during the reporting period. On an ongoing basis, management evaluates estimates, including those related to sales provisions, as described above, income taxes, bad debts, inventory reserves and contingencies. We base our estimates on historical data, when available, experience, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Hedging program for sales denominated in a foreign currency

Our European subsidiary accounts for approximately 70% to 75 % of our net sales. All of our European sales are denominated in local currencies, primarily the Euro. As a result of this, we are a net receiver of currencies other than the U.S dollar. Changes in the exchange rate subject us to market risks resulting from the fluctuation of the Euro to the U.S. dollar. In an attempt to minimize these risks, we enter into forward exchange contracts with financial institutions.

We do not enter into contracts for speculative purposes. We enter into monthly window contracts covering an average period of six months based on existing or anticipated future sales. Although we enter into these contracts to reduce the short term impact of currency rate changes, the following risks are still inherent in hedging the Euro sales.

- Actual sales may fluctuate from our estimates, resulting in contracts in excess of collections
- Short term volatility of currency markets has the potential to reduce the effectiveness of our hedging program
- Historical volatility of the Euro has the potential to impact our revenues, gross margins and operating income
- The magnitude of the success of our hedging program is dependent upon movements in the Euro exchange rates. These movements are difficult to predict over an extended period of time.

Translation of assets and liabilities denominated in non functional currencies on our European financial statements

The functional currency of our European subsidiary is the Euro. In preparing our consolidated financial statements, we are required to translate assets and liabilities denominated in a non functional currency, mainly U.S. dollars, to Euros on the books of our European subsidiary. This process results in exchange gains and losses depending on the changes in the Euro to U.S. dollar exchange rate. Under the relevant accounting guidance, we are obligated to include these gains and losses on our statement of operations, which we report in other income or expense under the caption "Non operational USD to Euro currency re-measurement".

The extent of these gains and losses can fluctuate greatly from month to month depending on the change in the exchange rate, causing results to vary widely. Due to the past volatility of the Euro, it is difficult to forecast the long term trend of these gains and losses.

Inflation

While inflation has not had a material effect on our operations in the past, there can be no assurance that we will be able to continue to offset the effects of inflation on the costs of our products or services through price increases to our customers without experiencing a reduction in the demand for our products; or that inflation will not have an overall effect on the computer equipment market that would have a material affect on us.

Euro

On January 1, 1999, the Euro was adopted in Europe as the common legal currency among 11 of the 15 member countries of the European Community. On that date, the participating countries established fixed Euro conversion rates (i.e. the conversion exchange rate between their existing currencies and the Euro). The Euro now trades on currency exchanges and is available for non-cash transactions. A new European Central Bank was established to direct monetary policy for the participating countries.

Euro-continued

Prior to the adoption of the Euro, we billed our European customers in German Marks or British Pounds, depending upon which currency the customer preferred to be billed in. Effective January 1, 1999, we began invoicing our customers who are located in the eleven member countries in Euros. We continue to bill customers located in the United Kingdom in British Pounds. The benefits to billing customers in Euros were twofold:

- Our foreign currency hedging program was streamlined to the Euro and the British Pound
- The pricing from country to country was harmonized, eliminating price differences between countries due to the fluctuating local currencies

We handled the conversion to the Euro without any material disruptions to our operations. See Item 7A- Market Risks.

Derivatives and Hedging Activities

We use derivatives to reduce our exposure to fluctuations in foreign currencies. Foreign currency forward contracts, are used to hedge the foreign currency market exposures underlying forecasted sales transactions with customers. As of September 30, 2002, we had foreign currency contracts outstanding of approximately $6,072,000 against the delivery of the Euro. The contracts expire through February 2003. Our accounting policies for these instruments are based on its designation of such instruments as cash flow hedging transactions. We do not enter into such contracts for speculative purposes. We record all derivatives on the balance sheet as a component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)". As of September 30, 2002, a gain of $190,919 reflecting the net translation gain of our derivatives was recorded on the balance sheet.

For the years ended September 30, 2002 and 2001, we recorded approximately $ 408,000 as a decrease to net sales and $1,119,000 as an increase to net sales related to the changes in the fair value of our derivative contracts.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections" (SFAS NO. 145"). SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Earlier application is encouraged. The adoption of SFAS No. 145 is not expected to have a material impact on the financial positions or results of operation of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact, if any, of SFAS NO. 146 on its consolidated financial statements.

(a) The principal market on which our common stock (the "Common Stock") is traded is the over-the counter market. The Common Stock is quoted on the NASDAQ National Market and its symbol is HAUP. The table below sets forth the high and low bid prices of our Common Stock as furnished by NASDAQ. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year Ended 9/30/02	High	Low
First Quarter	3.02	1.05
Second Quarter	2.40	1.59
Third Quarter	2.29	1.75
Fourth Quarter	2.04	1.24
Fiscal Year Ended 9/30/01	**High**	**Low**
First Quarter	6.13	1.38
Second Quarter	5.03	1.38
Third Quarter	3.18	2.03
Fourth Quarter	2.25	1.05

b) We have been advised by our transfer agent, North American Transfer Co. that the approximate number of holders of record of our Common Stock as December 13, 2002 was 165. We believe there are in excess of 8,000 beneficial holders of our Common Stock.

(c) No cash dividends have been paid during the past two years. We have no present intention of paying any cash dividends in our foreseeable future and intend to use our net income, if any, in our operations.

Equity Compensation Plan Information

Set forth in the table below is certain information regarding the number of shares of common stock that may be issued under options, warrants and rights under all of the Company's existing equity compensation plans as of September 30, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by stockholders	1,092,826	$ 2.90	629,500
Equity compensation plans not approved by shareholders	230,000	$ 3.41	120,000

Consolidated Statement of Operations Data
(in thousands, except for per share amounts)

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00	Year Ended 9/30/99	Year Ended 9/30/98
Net Sales	$ 42,797	$ 50,910	$ 66,292	$ 58,602	$ 38,757
Cost of sales	31,661	42,056	54,425	43,027	28,643
Gross Profit	11,136	8,854	11,867	15,575	10,114
Selling, general and administrative expenses	9,069	10,282	12,231	9,865	7,244
Research & development expenses	1,592	1,510	1,666	1,257	808
Write off of goodwill	-	702	-	-	-
Litigation settlement	-	213	-	-	-
Income (loss) from operations	475	(3,853)	(2,030)	4,453	2,062
Other Income (Expense):					
Interest income	35	42	104	201	236
Interest expense	-	(31)	(15)	-	-
Life insurance proceeds	-	2,000	-	-	-
Foreign currency	5	7	(243)	(61)	184
Non operational USD to Euro re-measurement gain (loss)	(98)	(16)			
Other, net	-	-	1	-	-
Income (loss) before taxes	417	(1,851)	(2,183)	4,593	2,482
Income tax (benefit) provision	(911)	(333)	(1,184)	1,602	1,027
Increase (reduction) in deferred tax valuation allowance	980	1,083	-	(127)	(503)
Net tax provision (benefit)	69	750	(1,184)	1,475	524
Income (loss) before cumulative effect of a change in accounting principle	348	(2,601)	(999)	3,118	1,958
Cumulative effect of a change in accounting principle	-	319	-	-	-
Net income (loss)	$ 348	$ (2,282)	$ (999)	$ 3,118	$ 1,958
Per share results-basic:					
Income (loss) before cumulative effect of a change in accounting principle	$ 0.04	$ (0.29)	$ (0.11)	$ 0.36	$ 0.22
Cumulative effect of a change in accounting principle	$ -	$ 0.03	$ -	$ -	$ -
Net income (loss) per share-basic	$ 0.04	$ (0.26)	$ (0.11)	$ 0.36	$ 0.22
Per share results-diluted:					
Income (loss) before cumulative effect of a change in accounting principle	$ 0.04	$ (0.29)	$ (0.11)	$ 0.33	$ 0.21
Cumulative effect of a change in accounting principle	$ -	$ 0.03	$ -	$ -	$ -
Net income (loss) per share-diluted	$ 0.04	$ (0.26)	$ (0.11)	$ 0.33	$ 0.21
Weighted average shares outstanding:					
Basic	8,887	8,910	8,837	8,632	8,806
Diluted	9,037	8,910	8,837	9,480	9,354
Consolidated Balance Sheet Data (at period end):					
Working capital	$ 11,266	$ 10,258	$ 11,767	$ 12,533	$ 9,539
Total assets	19,846	18,784	26,315	27,728	22,897
Stockholders' equity	11,967	11,186	13,654	13,322	10,037

Note: All per share amounts and weighted average shares have been retroactively restated to reflect a two for one stock split effective March 27, 2000.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of
Hauppauge Digital, Inc. and Subsidiaries
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Hauppauge Digital, Inc. and Subsidiaries as of September 30, 2002 and 2001 and the related consolidated statements of operations, other comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the management of Hauppauge Digital, Inc. and Subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hauppauge Digital, Inc. and Subsidiaries as of September 30, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Melville, New York
December 6, 2002

consolidated balance sheets

Hauppauge Digital and Subsidiaries

ASSETS

	Year Ended 9/30/02	Year Ended 9/30/01
Current Assets:		
Cash and cash equivalents	$ 4,964,522	$ 4,422,239
Accounts receivable, net of various allowances of $2,887,000 and $2,867,000	5,182,738	4,243,594
Income taxes receivable	501,000	501,000
Inventories	8,091,495	8,171,567
Prepaid expenses and other current assets	416,734	518,265
Total current assets	19,156,489	17,856,665
Property, plant and equipment, net	611,054	825,847
Other intangible assets-net	-	16,400
Security deposits and other non current assets	78,616	85,228
	$ 19,846,159	$ 18,784,140

LIABILITIES AND STOCKHOLDERS' EQUITY :

Current Liabilities:		
Accounts payable	$ 6,105,588	$ 5,732,971
Accrued expenses	1,442,475	1,585,023
Income taxes payable	331,484	280,528
Total current liabilities	7,879,547	7,598,522
Stockholders' Equity		
Common stock $.01 par value; 25,000,000 shares authorized, 9,392,164 and 9,364,359 issued, respectively	93,923	93,644
Additional paid-in capital	12,233,170	12,164,243
Retained earnings	914,019	566,497
Accumulated other comprehensive income (loss)	187,074	(267,204)
Treasury Stock, at cost, 514,317, and 465,086 shares, respectively	(1,461,574)	(1,371,562)
Total stockholders' equity	11,966,612	11,185,618
	$ 19,846,159	$ 18,784,140

See accompanying notes to consolidated financial statements

consolidated statements of operations

Hauppauge Digital and Subsidiaries

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Net sales	$42,796,726	$50,910,463	$66,292,491
Cost of sales	31,661,073	42,056,859	54,424,998
Gross Profit	11,135,653	8,853,604	11,867,493
Selling, general and administrative expenses	9,069,045	10,282,474	12,231,613
Research & development expenses	1,591,551	1,510,092	1,665,600
Write off of goodwill	-	701,919	-
Litigation settlement	-	212,500	-
Income (loss) from operations	475,057	(3,853,381)	(2,029,720)
Other Income (expense):			
Interest income	34,781	42,137	104,485
Interest expense	-	(30,833)	(15,134)
Life insurance proceeds	-	2,000,000	-
Foreign currency	4,750	6,740	(242,479)
Non operational USD to Euro currency re-measurement	(98,066)	(15,863)	-
Other, net	-	-	(439)
Total other (expense) income	(58,535)	2,002,181	(153,567)
Income (loss) before taxes on income	416,522	(1,851,200)	(2,183,287)
Income tax provision (benefit)	69,000	749,497	(1,184,072)
Income (loss) before cumulative effect of a change in accounting principle	347,522	(2,600,697)	(999,215)
Cumulative effect of a change in accounting principle	-	319,000	-
Net income (loss)	$ 347,522	$ (2,281,697)	$ (999,215)
Per share results-basic and diluted:			
Income (loss) before cumulative effect of a change in accounting principle	$ 0.04	$ (0.29)	$ (0.11)
Cumulative effect of a change in accounting principle	-	$ 0.03	-
Net income (loss) per share-basic and diluted	$ 0.04	$ (0.26)	$ (0.11)

See accompanying notes to consolidated financial statements

consolidated statements of other comprehensive income (loss)

Hauppauge Digital and Subsidiaries

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Other comprehensive income (loss):			
Net income (loss)	$ 347,522	$ (2,281,697)	$ (999,215)
Foreign currency translation gain (loss)	454,278	(267,204)	-
Other comprehensive income (loss)	$ 801,800	$ (2,548,901)	$ (999,215)

See accompanying notes to consolidated financial statements

consolidated statements of stockholders' equity

Hauppauge Digital and Subsidiaries

	Common Stock Number Of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 1999	9,120,604	$ 91,206	$ 10,650,605	$ 3,847,409	-	$ (1,267,129)	$ 13,322,091
Net(loss) for the year ended September 30, 2000	-	-	-	(999,215)	-	-	(999,215)
Exercise of Stock Options	190,274	1,903	452,830	-	-	(66,935)	387,798
Tax benefit related to stock options exercised by employees	-	-	883,000	-	-	-	883,000
Compensation in options for consulting services	-	-	38,004	-	-	-	38,004
Stock issued to pay bonuses	1,700	17	21,982	-	-	-	21,999
BALANCE AT SEPTEMBER 30, 2000	9,312,578	$ 93,126	$ 12,046,421	$ 2,848,194	-	$ (1,334,064)	$ 13,653,677
Net(loss) for the year ended September 30, 2001	-	-	-	(2,281,697)	-	-	(2,281,697)
Purchase of treasury stock	-	-	-	-		(37,498)	(37,498)
Exercise of Stock Options	11,000	110	15,712	-	-	-	15,822
Foreign currency translation loss	-	-	-	-	(267,204)	-	(267,204)
Compensation in options for consulting services	-	-	38,004	-	-	-	38,004
Stock issued to pay bonuses	800	8	1,755	-	-	-	1,763
Stock issued through Employee Stock Purchase plan	39,981	400	62,351	-	-	-	62,751
BALANCE AT SEPTEMBER 30, 2001	9,364,359	$ 93,644	$ 12,164,243	$ 566,497	$ (267,204)	$ (1,371,562)	$ 11,185,618
Net income for the year ended September 30, 2002	-	-	-	347,522	-	-	347,522
Purchase of treasury stock	-	-	-	-	-	(90,012)	(90,012)
Foreign currency translation gain -	-	-	-	454,278	-	454,278	
Compensation in options for consulting services	-	-	38,000	-	-	-	38,000
Stock issued through Employee Stock Purchase plan	27,805	279	30,927	-	-	-	31,206
BALANCE AT SEPTEMBER 30, 2002	9,392,164	$ 93,923	$ 12,233,170	$ 914,019	$ 187,074	$ (1,461,574)	$ 11,966,612

See accompanying notes to consolidated financial statements

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Cash Flows From Operating Activities:			
Net (loss), income	$ 347,522	$ (2,281,697)	$ (999,215)
Adjustments to reconcile net (loss) income to net cash			
Provided by (used in) operating activities:			
Depreciation and amortization	318,801	1,102,357	265,904
Provision for uncollectible accounts receivable	20,000	10,000	30,000
Provision for inventory reserve	(386,409)	1,862,776	1,000,000
Deferred tax expense (benefit)	-	1,082,797	(790,723)
Tax benefit related to options exercised by employees	-	-	883,000
Other non cash items	44,212	39,768	60,003
Changes in current assets and liabilities:			
Accounts receivable	(504,866)	1,652,195	770,459
Income taxes receivable	-	995,045	(1,496,045)
Inventories	466,481	2,255,632	(332,536)
Prepaid expenses and other current assets	101,531	(61,834)	(48,515)
Other assets	-	-	(15,009)
Accounts payable	372,617	(4,748,743)	(727,063)
Accrued expenses and income taxes	(91,592)	871,068	(2,017,234)
Total adjustments	340,775	5,061,061	(2,417,759)
Net cash provided by (used in) operating activities	688,297	2,779,364	(3,416,974)
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(87,208)	(143,055)	(449,304)
Business acquisition, net of cash acquired	-	-	(899,587)
Net cash used in investing activities	(87,208)	(143,055)	(1,348,891)
Cash Flows From Financing Activities:			
Loan repayments	-	(1,000,000)	-
Proceeds from loan	-	-	1,000,000
Proceeds from employee stock purchases	31,206	78,573	387,798
Purchase of treasury stock	(90,012)	(37,498)	-
Net cash (used in) provided by financing activities	(58,806)	(958,925)	1,387,798
Net increase (decrease) in cash and cash equivalents	542,283	1,677,384	(3,378,067)
Cash and cash equivalents, beginning of year	4,422,239	2,744,855	6,122,922
Cash and cash equivalents, end of year	$4,964,522	$ 4,422,239	$ 2,744,855
Supplemental disclosures:			
Interest paid	$ -	$ 24,546	$ 8,180
Income taxes paid	$ 31,948	$ 4,506	$ 503,217
Supplemental disclosure of non cash financing activities:			
Shares exchanged for exercise of stock options	-	-	$ 66,935

See accompanying notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hauppauge Digital, Inc. and its wholly-owned subsidiaries, Hauppauge Computer Works, Inc., HCW Distributing Corp., Eskape Acquisition Corporation and Hauppauge Digital Europe S.à.r.l. and its wholly-owned subsidiaries, Hauppauge Digital Asia Pte Ltd, Hauppauge Computer Works, GmbH, Hauppauge Computer Works, Ltd., and Hauppauge Computer Works S.à.r.l. All inter-company accounts and transactions have been eliminated.

Nature of Business

The Company is primarily engaged in the design, manufacture and marketing of WinTV® video computer boards and video conferencing boards. The Company relies primarily upon one subcontractor with locations in Hungary and Malaysia to manufacture its products. WinTV® boards convert moving video images from cable TV, video cameras or a VCR to a digital format which is displayed in a sizable window on a PC monitor. These video images can be viewed simultaneously with normal PC operations such as word processing programs and spreadsheet applications. The WinTV® board is marketed worldwide through retailers, distributors, original equipment manufacturers and manufacturers' representatives. Net sales to international and domestic customers were approximately 73% and 27%, 77% and 23%, and 71% and 29% of total sales for the years ended September 30, 2002, 2001 and 2000, respectively. The Company operates in one segment. It maintains sales offices in both Europe and Asia.

Net sales to customers by geographic location consist of:

Sales to:	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
United States	27%	23%	29%
Germany	37%	41%	40%
United Kingdom	14%	12%	11%
France	8%	6%	5%
Asia	2%	7%	4%
Italy	2%	2%	-
Netherlands..................	2%	1%	1%
Other Countries............	8%	8%	10%
Total	100%	100%	100%

Net long lived assets located in the United States Europe and Asia locations were approximately 73%, 22% and 5% of total net long lived assets, respectively, at September 30, 2002, and 78%, 16% and 6% , respectively , at September 30, 2001.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times such cash in banks are in excess of the FDIC insurance limit. Concentration of credit risk with respect to accounts receivable exists because the Company operates in one industry (also see Note 7). Although the Company operates in one industry segment, it does not believe that it has a material concentration of credit risk either from an individual counter party or a group of counter parties, due to the large and diverse user group for its products. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible amounts.

Shipping and Handling Costs

The Company records all shipping and handling charges in Cost of Sales.

Revenue Recognition

The Company records revenue when its products are shipped (FOB shipping point). The Company generally has no significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable and product returns are reasonably estimated. Provisions for estimated sales allowances and returns are accrued at the time revenues are recognized based on historical experience. The sales return reserve is evaluated on a quarterly basis. Adjustments to these estimates are made in the period of the product return.

Price protection is typically granted to the Company's distributors on their existing inventory if the Company reduces the sales price on current product offerings. At the time of a price reduction, the Company accrues a charge against sales for the difference between the value of the distributor's inventory at its new price compared to the distributor's inventory at its original cost.

Warranty Policy

The Company warrants that its products are free from defects in material and workmanship for a period of one year from the date of initial retail purchase. The warranty does not cover any losses or damage that occur as a result of improper installation, misuse or neglect and repair or modification by anyone other than the Company or its authorized repair agent. The Company accrues anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale.

Inventories

Inventories are valued at the lower of cost (principally average cost) or market. A reserve has been provided to reduce obsolete and/or excess inventory to its net realizable value.

Property, Plant and Equipment

Depreciation of office equipment and machinery and amortization of leasehold improvements is provided for using both accelerated and straight line methods over the estimated useful lives of the related assets as follows:

Office Equipment and Machinery: 5 to 7 years
Leasehold improvements: Asset life or lease term, whichever is shorter

Goodwill and intangibles assets

The net assets of businesses purchased have been recorded at their fair value at the acquisition date, and the consolidated financial statements include their operations from that date. Any excess of acquisition costs over the fair value of identifiable net assets acquired is included in goodwill and is amortized on a straight line basis over periods not exceeding 10 years. (See Note 10)

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the temporary differences in the tax bases of the assets or liabilities and their reported amounts in the financial statements.

Long-Lived Assets

Long-lived assets, such as property and equipment and goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. (See Note 10)

Research and Development

Expenditures for research and development are charged to expense as incurred.

Foreign Currency Translations and Transactions

The Company's Asian subsidiary reports its financial position and results of operations in the reporting currency of the Company.

The financial position and results of operations of the Company's European subsidiaries are determined using Euros as the functional currency. Certain assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Euro-denominated income statement accounts that pertain to sales are translated at the average monthly forward exchange contract rate. Currencies other than Euros (primarily British Pound Sterling) and Euro accounts other than sales are translated at the average prevailing exchange rate during the year. Translation adjustments arising from the translation to U.S. dollars at differing exchange rates are included in the accumulated other comprehensive income (loss) account in stockholders' equity. Gains and losses resulting from transactions that are denominated in currencies other than Euros are included in earnings as a component of other income. During the year ended September 30, 2002 and 2001, the Company recorded a credit to stockholders' equity of $215,142 for an other comprehensive gain and a charge to stockholders' equity for an other comprehensive loss of $218,987, respectively, related to the translation of foreign financial statements. Prior to September 30, 2000, the Company maintained its functional currency in U.S. dollars.

Derivatives and Hedging Activities

The Company uses derivatives to reduce its exposure to fluctuations in foreign currencies. Derivative products, such as foreign currency forward contracts, are used to hedge the foreign currency market exposures underlying forecasted sales transactions with customers. The Company's accounting policies for these instruments are based on its designation of such instruments as cash flow hedging transactions. The Company does not use derivative instruments for purposes other than hedging. All open derivative contracts are recorded on the balance sheet under accounts receivable at fair value. Prior to July 1, 2002, the Company did not qualify for cash hedge accounting under FAS 133, therefore material gains or losses were recorded through operations. As of September 30, 2002, appearing in the equity section under "Accumulated other comprehensive income (loss)" was *a deferred gain of $190,919 on open foreign currency contracts. The Company recognizes gains and losses on closed derivative contracts as an* adjustment to net sales.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure of variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated Other Comprehensive Income (Loss) (a component of stockholders' equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e. the ineffective portion and any portion of the derivative excluded from the assessment of effectiveness) is recognized in earnings in the current period. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period.

The effect of implementing SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", which was adopted on October 1, 2000, is presented in this annual report on form 10-K as a cumulative effect of a change in accounting principle.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments, including cash, accounts receivable and accounts payable, approximate fair value as of September 30, 2002 and 2001 because of the relatively short term maturity of these instruments.

Net income (loss) per share

Basic net income (loss) per share includes no dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflect, in periods in which they have a dilutive effect, the dilution which would occur upon the exercise of stock options. A reconciliation of the shares used in calculating basic and diluted earnings (loss) per share follows:

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Weighted average shares outstanding-basic	8,887,107	8,910,117	8,837,256
Common stock equivalents-stock options	115,043	-	-
Weighted average shares outstanding-diluted	9,002,150	8,910,117	8,837,256

Options to purchase 825,322, 1,827,326 and 1,610,226 shares of common stock at prices ranging $2.07 to $10.06, $1.05 to $10.06 and 1.35 to $10.06, respectively, were outstanding as of September 30, 2002, 2001 and 2000, but were not included in the computation of diluted net income (loss) per share because they were anti-dilutive.

Stock Based Compensation

The Company accounts for its stock option awards under the intrinsic value based method of accounting as prescribed by APB Opinion Number 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company discloses the pro forma impact on net income and earnings per share as if the fair value based method had been applied as required by SFAS No. 123, "Accounting for Stock Based Compensation".

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " and amends Accounting

Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections" (SFAS NO. 145"). SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Earlier application is encouraged. The adoption of SFAS No. 145 is not expected to have a material impact on the financial positions or results of operation of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact, if any, of SFAS NO. 146 on its consolidated financial statements.

2. Inventories

Inventories consist of the following:

	Year Ended 9/30/02	Year Ended 9/30/01
Component Parts	$2,842,460	$2,421,420
Work in Process	42,616	92,070
Finished Goods	5,206,419	5,658,077
	$8,091,495	$8,171,567

In recognition of the sales decline experienced in during fiscal 2001, which primarily occurred in the third and fourth quarters of fiscal 2001, slower sales of older product lines and engineering changes to products during the latter part of fiscal 2001, the Company reviewed the net realizable value of its inventory. The Company deemed it necessary to increase its reserve for obsolete and slow moving inventory. An additional reserve of approximately $1,863,000 was recognized during the fourth quarter of fiscal 2001 and charged to cost of sales. During fiscal 2002, the Company recorded a net reduction to cost and sales of $386,000 for adjustments to inventory reserves.

3. Property, Plant and Equipment

The following is a summary of property, plant and equipment:

	Year Ended 9/30/02	Year Ended 9/30/01
Office Equipment and Machinery	$ 1,885,094	$ 1,814,859
Leasehold Improvements	76,622	69,413
	1,961,716	1,884,272
Less: Accumulated depreciation and amortization	1,350,662	1,058,425
	$ 611,054	$ 825,847

Depreciation expense totaled $ 302,401, $ 294,234 and $ 230,421 for the total years ended September 30, 2002, 2001 and 2000, respectively.

4. Income Taxes

The Company's income tax provision consists of the following:

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Current tax expense (benefit):			
Federal income tax (benefit)	$ -	$ (439,985)	$ (473,452)
State income taxes (benefit)	-	(61,015)	(46,897)
Foreign income taxes	69,000	167,700	127,000
Total current	69,000	(333,300)	(393,349)
Deferred tax expense (benefit)			
Federal	-	969,103	(707,489)
State	-	113,694	(83,234)
Total deferred	-	1,082,797	(790,723)
Total taxes on income	$ 69,000	$ 749,497	$ (1,184,072)

Components of deferred taxes are as follows:

	Year Ended 9/30/02	Year Ended 9/30/01
Deferred tax assets:		
Net operating loss carry forwards	$ 2,217,931	$ 1,221,034
Tax credit carry forward	150,000	150,000
Inventory reserves	1,019,329	1,254,000
Warranty reserve	9,158	8,132
Allowance for doubtful accounts	76,853	69,253
Deferred rent payments	41,632	41,632
Capitalized inventory costs	259,835	146,710
Sales return reserve	289,826	289,826
Goodwill amortization	277,065	-
Other reserves	(44,039)	(58,295)
Total deferred assets	4,297,590	3,122,292
Valuation allowance	(4,297,590)	(3,122,292)
Net deferred assets	-	-

As of September 30, 2002, the Company had $125,295 of restricted net operating losses, (which expire in the years through 2010) and $6,131,122 of unrestricted net operating losses (which expire in 2022 and 2021) available to offset future taxable income. As of September 30, 2001, the Company utilized $1,294,000 of the fiscal year's net operating loss as a carry back against 1999 taxable income. As of September 30, 2002, the Company has an income tax receivable for $501,000, relating to the anticipated refund of taxes paid for fiscal 1999. In addition, as of September 30, 2002, the Company has a tax credit carry forward for research and development expenses totaling $150,000.

As of September 30, 2000, the Company was able to utilize the current year's loss and the $883,000 benefit received from the exercise of employee stock options to carry back the net operating loss against prior year taxes paid totaling $1,496,045.

For the last three fiscal years, the Company's domestic operation has incurred losses. On September 30, 2000, the Company's domestic operation had a deferred tax benefit of $1,267,997. The Company analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 and it concluded that under the present circumstances, it would be appropriate for the Company to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to the Company's tax provision for approximately $1,082,000. Due to the prior years losses, as of September 30, 2002, the Company has recorded a valuation allowance of $4,297,590 against the deferred tax asset.

The difference between the actual income tax provision (benefit) and the tax provision (benefit) computed by applying the Federal statutory income tax rate of 34% to the income before income tax is attributable to the following:

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Income tax (benefit) at federal statutory rate	$ (1,040,729)	$ (629,408)	$ (742,318)
Increase (reduction) in deferred income tax valuation allowance	1,175,298	3,122,292	-
Reduction of prior year tax liability	-	(300,000)	-
Permanent differences-life insurance	884	(680,000)	-
Permanent differences-other	3,400	11,590	57,283
Income taxed at lower than statutory rates	-	(822,579)	(387,418)
State income taxes, (benefit) net of federal benefit	(108,481)	(34,768)	(85,886)
Foreign income taxes	69,000	167,700	127,000
Research and Development credit	-	-	(150,000)
Other	(30,372)	(85,330)	(2,733)
Taxes (benefit) on income	$ 69,000	$ 749,497	$ (1,184,072)

Effective October 1, 1999, the Company restructured its foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation which functions as the entity which services the Company's European customers. The new structure created separate domestic and foreign tax entities, with the new Luxembourg entity paying a license fee to the Company's domestic operation for use of the Hauppauge name.

For the years ended September 30, 2002, 2001 and 2000 the Company's domestic operation incurred a pretax loss of $2,623,414, $3,951,550 and $3,138,484 respectively, and the Company's international operations had pretax net income of $3,039,936, $2,419,350 and $1,139,466 respectively.

5. Line of Credit

On April 5, 2001 the Company extended its agreement with Chase Manhattan Bank, to provide it with a $6,500,000 credit facility. The facility is secured by our assets, and expired in fiscal 2002. It is the intention of the Company to procure a new credit facility on terms acceptable to the Company.

6. Stockholders' Equity

a. Treasury Stock

On November 8, 1996, the Company approved a stock repurchase program. The program, as ameded, authorizes the Company to repurchase up to 850,000 shares of its own Common Stock. The repurchased shares will be used by the Company for certain employee benefit programs. As of September 30, 2002 and 2001, 514,317 and 465,086 treasury shares with an accumulated cost of $1,461,574 and $ 1,371,562 and average prices of $ 2.84 and $2.95 were held by the Company as treasury shares.

b. Stock Compensation Plans

In August 1994, the Company adopted an Incentive Stock Option Plan ("ISO"), as defined in section 422(A) of the Internal Revenue Code. Pursuant to the ISO, 400,000 options may be granted for up to ten years with exercise prices at the fair market value of the common stock at the date of the grant. As of September 30, 2002, 2001 and 2000, 118,500, 151,000 and 168,000 options were outstanding, respectively, ranging in prices from $1.35 to $2.55.

On December 14, 1995, the Board of Directors authorized the adoption of the 1996 Non-Qualified Stock Option Plan (the "1996 Non-Qualified Plan") which was approved by the Company's stockholders on March 5, 1996. The 1996 Non-Qualified Plan authorizes the grant of 500,000 shares. The plan terminates on March 5, 2006. This plan does not qualify for treatment as an incentive stock option plan under the Internal Revenue Code. There are various tax benefits which could accrue to the Company upon exercise of non-qualified stock options that may not be available to the Company upon exercise of qualified incentive stock options. The purpose of the plan is to provide the Company greater flexibility in rewarding key employees, consultants, and other entities without burdening the Company's cash resources. As of September 30, 2002, 2001 and 2000, 235,404, 328,804 and 281,304 options ranging in prices from $1.35 to $10 were outstanding under the 1996 Non-Qualified Plan.

On December 17, 1997 the Company's Board of Directors adopted and authorized a new incentive stock option plan ("1997 ISO") pursuant to section 422A of the Internal Revenue Code. This plan was approved by the Company's stockholders at its March 12, 1998 annual stockholders' meeting. The 1997 ISO plan as adopted authorizes the grant of 700,000 shares of common stock, subject to adjustment as provided in the plan. This plan terminates on December 16, 2007. The options terms may not exceed ten years. Options cannot be granted at less than 100% of the market value at the time of grant. Options granted to employees who own more the 10% of the Company's outstanding common stock cannot be granted at less than 110% of the market value at the time of grant. As of September 30, 2002, 2001 and 2000, 545,822, 603,822 and 611,722 options were outstanding with exercise prices from $2.25 to $ 10.06.

The Company's Board of Directors on May 9, 2000 adopted the 2000 Performance and Equity Incentive Plan (the "2000 Plan"). This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. The purpose of the 2000 Plan is to attract, retain and motivate key employees, directors and non-employee consultants.

The 2000 Plan as adopted reserves 500,000 shares of common stock to be issued pursuant to stock options grants or other awards, subject to adjustment for any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or any other changes on corporate structure affecting the common stock. This plan is to be administered by the Board of Directors. Grants of awards to non-employee directors require the approval of the Board of Directors.

This plan allows the granting of options as either incentive stock options or non-qualified options. Non-employee directors and non-employee consultants may only be granted Non-Qualified Stock Options. Incentive stock options are priced at the market value at the time of grant and shall be exercisable no more than ten years after the date of the grant. Incentive stock options granted to employees who own 10% or more of the Company's combined voting power cannot be granted at less than 110% of the market value at the time of grant. Non-qualified options shall be granted at a price determined by the Board of Directors and shall be exercisable no more than 10 years and one month after the grant. The aggregate fair market value of shares subject to an incentive stock option granted to an optionee in any calendar year shall not exceed $100,000. As of September 30, 2002, 2001 and 2000, 243,100, 263,700 and 69,200 shares have been issued from this plan ranging in prices from $1.05 to $ 5.78.

The Company's Board of Directors on May 9, 2000 adopted the Employee Stock Purchase Plan. This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. This plan is intended to provide the Company's full- time employees an opportunity to purchase an ownership interest in the Company through the purchase of common shares. The Company has reserved 100,000 common shares for issuance under the plan. This plan is to be administered by the Board of Directors. Employees who have completed six months of employment and who work more than 20 hours per week for more than five months in the year are eligible to participate in the plan. The employee may elect to payroll deductions up to 10% per pay period. The purchase price shall either be the lower of 85% of the closing price on the offering commencement date or the offering termination date. No employee will be granted an option to purchase common shares if such employee would own shares or holds options to purchase shares which would cause the employee to own more than 5% of the combined voting power of all classes of stock. Non-employees are not eligible to participate. This plan terminates on December 31, 2003. The maximum number of shares that may be issued in any quarterly offering is 10,000, plus unissued shares from prior offerings whether offered or not. At our September 6, 2002 stockholders' meeting, our stockholders' approved an increase in shares reserved under this plan to 180,000, and extended the plan termination date to December 31, 2004. As of September 30, 2002 and 2001, 67,786 and 39,981 common shares were purchased under this plan.

The Company accounts for its stock option awards under the intrinsic value based method, as prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the employees stock options equals the market price of the underlying stock at the date of the grant, no compensation is cost is recognized.

SFAS Statement 123 "Accounting for Stock Based Compensation," ("SFAS 123") requires the Company to provide pro forma information regarding net income or (loss) and net income or (loss) per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS123. The fair value for these options was estimated at the date of grant using a

Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000: risk free interest rates of 3.25%, 4.25% and 5.25%, volatility factor of the expected market price of the Company's stock of 35%, 40% and 40% and expected lives of either five or ten years. The weighted average fair value ranges of options granted in 2002, 2001 and 2000 were $.42, $.57 to $1.72 and $2.27 to $4.60, respectively.

Under the accounting provisions of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended 9/30/02	Year Ended 9/30/01	Year Ended 9/30/00
Net income (loss):			
As reported	$ 347,522	$ (2,281,697)	$ (999,215)
Pro forma	268,061	(2,569,893)	(1,283,184)
Net income (loss), per share:			
As reported			
Basic	$ 0.04	$ (0.26)	$ (0.11)
Diluted	$ 0.04	$ (0.26)	$ (0.11)
Pro Forma			
Basic	$ 0.03	$ (0.29)	$ (0.15)
Diluted	$ 0.03	$ (0.29)	$ (0.15)

A summary of the status of the Company's fixed options plans as of September 30, 2002, 2001 and 2000 and changes during the years ending those dates is presented below:

	ISO	Weighted Average Exercise Price	Non Qualified	Weighted Average Exercise Price
Balance at September 30, 1999	891,500	$ 3.12	678,000	$ 2.53
Granted	111,700	6.08	43,300	5.25
Exercised	(110,278)	2.33	(79,996)	2.53
Forfeited	(44,000)	6.91	-	-
Balance at September 30, 2000	848,922	$ 3.40	641,304	$ 2.71
Granted	194,500	1.38	47,500	3.99
Exercised	(11,000)	1.43	-	-
Forfeited	(13,900)	4.73	-	-
Balance at September 30, 2001	1,018,522	$ 3.02	688,804	$ 2.80
Granted	30,000	1.05	-	-
Exercised	-	-	-	-
Forfeited	(141,100)	3.21	(273,400)	1.81
Balance at September 30, 2002	907,422	$ 2.92	415,404	$ 3.45
Options exercisable at September 30, 2002	493,537	$ 3.08	362,997	$ 2.86

The following table summarizes information about stock options outstanding at September 30, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.35	44,204	0.4 years	$1.35	42,204	$1.35
1.50	30,000	3.4	1.50	30,000	1.50
1.58	180,000	3.3	1.58	180,000	1.58
1.47	1,600	0.8	1.47	1,600	1.47
1.87	33,200	.6	1.87	33,200	1.87
2.07	9,000	1.0	2.07	6,000	2.07
2.54	90,000	0.3	2.54	90,000	2.55
2.32	60,000	5.3	2.32	60,000	2.32
2.25	124,500	0.4	2.25	63,900	2.25
3.87	10,000	1.3	3.87	10,000	3.87
10.00	50,000	1.8	10.00	30,000	10.00
3.94	250,322	1.5	3.94	133,822	3.94
2.82	60,000	1.0	2.82	60,000	2.82
8.75	20,000	1.7	8.75	12,000	8.75
10.06	10,000	2.3	10.06	4,000	10.06
5.25	59,400	2.8	5.25	33,660	5.25
5.78	34,600	2.8	5.78	13,840	5.78
3.99	47,500	3.1	3.99	28,333	3.99
1.38	178,500	3.3	1.38	23,975	1.38
1.05	30,000	4.0	-	-	
	1,322,826			856,534	

c. Stockholders' Rights Agreements

On July 19, 2001, the Company's Board of Directors adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of July 20, 2001 (the "Rights Agreement") between the Company and North American Transfer Company as Rights Agent. Pursuant to the Rights Agreement, one Right will be issued for each share of common stock, par value $0.01 per share, of the Company ("Common Stock") outstanding as of August 5, 2001. Each of the Rights will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $11.00 per share, subject to adjustment. The Rights generally will not become exercisable unless and until, among other things, any person acquires 10% to 12% or more of the outstanding Common Stock or makes a tender offer to acquire 10% or more of the outstanding Common Stock. The 10% threshold will not be applicable to institutional investors who stay below a 20% ownership level and who report their ownership on a Schedule 13G under the Securities Exchange Act of 1934. In addition, stockholders of more than 10% of the Common Stock as a of July 19, 2001 will be grandfathered at a their current level plus 1% unless they later fall below the 10% threshold. The Rights are redeemable under certain circumstances at $0.001 per Right and will expire, unless earlier redeemed or extended, on July 19, 2011.

7. Significant Customer Information

For the years ended September 30, 2002 and 2001 the Company had no single customer who accounted for more than 10% of net sales. As of September 30, 2002 and 2001, the Company had fourteen customers who accounted for 79% and 58% , respectively of the net accounts receivable.

8. Related Party Transactions

The Company rents its principal office and warehouse space in Hauppauge, New York from a real estate partnership owned by certain of the Company's principal stockholders. The lease term expires on January 31, 2006 and includes an option to extend for three additional years. The lease provides for rent increases of 5% per year. Rent is currently at the annual rate of $410,909 and will increase to $431,454 annually as of February 1,

2003. On December 17, 1995 in connection with a re-negotiation of the lease term, the Company granted options to purchase 120,000 shares to a real estate partnership partially owned by the principal stockholder at an exercise price of $1.905 per share, which are exercisable through the lease term. The market price of the option equaled the exercise price at the date of the grant. The effect of imputing the fair value of the options granted was immaterial. The options were still outstanding as of September 30, 2002.

The Company had amounts payable to this related party for unpaid rent of $302,128 and 307,099 as of September 30, 2002 and 2001.

The indebtedness partially incurred by the principal stockholder to purchase the building is also guaranteed by the Company and totaled $819,318 at September 30, 2002.

Minimum annual lease payments to related parties and third parties are as follows:

Year Ended 9/30	
2003	664,677
2004	679,272
2005	673,673
2006	239,803
Total	$2,257,425

Rent expense totaled approximately $442,930, $491,231 and $432,196 for the years ended September 30, 2002, 2001 and 2000 respectively. The Company pays the real estate taxes and it is responsible for normal building maintenance.

9. Commitments and Contingencies

a. Litigation

In the normal course of business, the Company is party to various claims and/or litigation. Management and its legal counsel believe that the settlement of all such claims and or/litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

In 1997, the Company licensed a file conversion library for use in its WinTV applications.

On June 14, 2001, the Company received notice that Accusoft Corporation had commenced an action against the Company in the United States District Court for the District of Massachusetts (the "District Court"), alleging that the Company:

- had infringed Accusoft's copyright in certain software in violation of Title 17 of the United States Code
- had violated the terms of its software license by making excess copies of the software without paying additional royalties
- used the software for unauthorized purposes

On July 31, 2001, the Company and Accusoft reached a settlement and release of all claims against the Company in exchange for payment of the settlement amount of $212,500.

The Company been informed by counsel for the estate of the late Mr. Kenneth Aupperle ("Estate") that it filed a Demand for Arbitration with the American Arbitration Association claiming property rights and interest in the Company, certain amounts due and owing to the Estate based on various corporate agreements with Mr. Aupperle and certain insurance policies, such amount to be no less than $2,500,000. The Company recently received a formal acknowledgement from the American Arbitration Association of the said Demand for Arbitration and obtained a temporary restraining order on the said arbitration proceedings. Based on the preliminary information presented to the Company, management believes that the claim and the basis for proceeding with arbitrating such claim is without merit and will vigorously defend it.

b. Employment Contract

On January 10, 1998, upon the expiration of a prior employment agreement, the Company's chief executive officer entered into a new employment agreement with the Company. The term of the employment agreement was for three years, which is automatically renewed each year unless otherwise not authorized by the Board of Directors. The agreement provides the chief executive officer with an annual base salary of $125,000, $150,000 and $180,000 for the first, second and third year of the contract. For each annual year thereafter, compensation shall be mutually determined, but cannot be less that the preceding year. The contract also provides for a bonus of 2% of operating income (income from operations but before interest and other income) to be paid if the operating income exceeds the prior year's operating earnings by 120%. A 1% bonus on operating income will be paid if the operating income exceeds the prior year's operating by less than 120%. The agreement also obligates the Company to provide certain disability, medical and life insurance, and other benefits. In the event of a change of control as defined in the employment agreement, a one-time bonus shall be paid equal to the executive's average annual compensation, including base compensation, bonus and benefits, received by him during the thirty-six month period preceding the change in control.

c. Forward Exchange Contracts

Due to extensive sales to European customers denominated in local currencies, the Company is a net receiver of currencies other than the U.S. dollar and as such, benefit from a weak dollar and are adversely affected by a strong dollar relative to the major worldwide currencies, especially the Euro and British Pound Sterling. Consequently, changes in exchange rates expose the Company to market risks resulting from the fluctuations in the foreign currency exchange rates to the U.S. dollar. The Company attempts to reduce these risks by entering into foreign exchange forward contracts with financial institutions to protect against currency exchange risks.

As of September 30, 2002, the Company has foreign currency forward contracts outstanding of $6,072,000 against delivery of the Euro. The contracts expire through February, 2003.

For the years ended September 30, 2002 and 2001, the Company recorded approximately $408,000 as a decrease to net sales and $1,119,000 as an increase to net sales related to the changes in the fair value of the Company's derivative contracts.

10. Business Acquisition

On June 1, 2000 the Company acquired certain assets of Eskape Labs Inc. ("Eskape"), a California-based company specializing in designing and manufacturing TV and video products for Apple® Macintosh® computers. The purchased assets expand and complement the Company's product line into the Apple® Macintosh® market. The cash price for the acquisition, which was accounted for under the purchase method, was approximately $900,000, including $100,000 for direct transactions costs and a restrictive covenant totaling $50,000. The excess of the acquisition cost over the fair value of identifiable assets acquired totaled approximately $810,000 and was amortized on a straight line basis over 10 years and the restrictive covenant on a straight line basis over two years.

The unaudited supplemental information below summarizes, on a pro forma basis, the Company's results for the year ended September 30, 2000 had the Companies combined at October 1, 1999.

	Year Ended 9/30/00
Net sales	$ 66,410,689
Net income (loss)	(1,707,656)
Earnings (loss) per share	
Basic	$ (0.19)
Diluted	$ (0.19)

Pro forma net income (loss) may not be indicative of actual results, primarily because the pro forma results are historical results of the acquired entity and do not reflect any cost savings that may be obtained from the integration and elimination of redundant functions. The results of operations of Eskape for the year ended September 30, 2002 and 2001 are included in the results of operations of the Company.

In connection with the acquisition the Company had recorded goodwill of approximately $810,000. Due to changing conditions that occurred during the second half of fiscal 2001, such as declining sales, lost market share and the market changes caused by the introduction of a new Macintosh operating system, the following events and circumstances indicated to the Company that its goodwill asset has been impaired and is not likely to be recovered:

- The Eskape™ Labs division was not profitable during fiscal 2001 and did not contribute, nor is to expected to contribute, any positive cash flow stream
- The asset value was greater than the estimated future cash flows
- Eskape™ Labs division did not fulfill its internal sales forecast for fiscal 2001
- At the time of the acquisition, the Company hired approximately 10 of the EsKape™ Labs' employees, including three from senior management. Only four employees remain.
- Certain Eskape™ Labs products have been deemed by management as slow moving products

In recognition of the above events, the Company recognized an impairment loss during the fourth quarter of fiscal 2001 for the entire remaining goodwill balance of $701,919.

The Company recorded the impairment loss as a component of income (loss) from operations for fiscal 2001.

11. Life Insurance Proceeds

On January 29, 2001 the Company's President unexpectedly passed away. Pursuant to key man life insurance policies the Company had on its President, it collected life insurance proceeds in the aggregate of $2 million from these policies, $1 million of which was recorded in the quarter ended June 30, 2001, while the other $1 million was recorded during the quarter ended September 30, 2001. The proceeds were reported on the Company's statement of operations in "Other income (expense)" under the caption " Life insurance proceeds".

12. Quarterly Information (Unaudited)

The following presents certain unaudited quarterly financial data:

	(In thousands, except per share data)			
	Quarter ended 12/3101	Quarter ended 3/31/02	Quarter ended 6/30/02	Quarter ended 9/30/02
Net Sales	$ 12,062	$ 10,748	$ 10,113	$ 9,872
Gross Profit	2,919	2,824	2,669	2,724
Operating income (loss)	393	165	74	(157)
Net income (loss)	284	217	26	(179)
Net income (loss) per share:				
Basic and diluted	$ .03	$ .02	$ 0.00	$ (.02)

	(In thousands, except per share data)			
	Quarter ended 12/3101	Quarter ended 3/31/02	Quarter ended 6/30/02	Quarter ended 9/30/02
Net Sales	$ 17,896	$ 14,495	$ 9,383	$ 9,136
Gross Profit	3,970	3,204	1,733	(53)
Operating income (loss)	731	238	(1,220)	(3,603)
Cumulative effect of a change in accounting principle	204	-	-	115
Net income (loss)	965	300	195	(3,742)
Per share results-basic:				
Income (loss) before cumulative effect of a Change in accounting principle	$ .09	$ .03	$ .02	$ (.43)
Cumulative effect of a change in accounting principle	$ .02	-	-	$ .01
Net income (loss) per share basic	$ .11	$ .03	$ .02	$ (.42)
Per share results-diluted:				
Income (loss) before cumulative effect of a Change in accounting principle	$ .08	$ .03	$ .02	$ (.43)
Cumulative effect of a change in accounting principle	$ .02	-	-	$ .01
Net income (loss) per share basic	$ .10	$ .03	$ .02	$ (.42)

Since the Company sells primarily to the consumer market, it has experienced certain revenue trends. The sales of the Company's products, which are primarily sold through distributors and retailers, have historically been stronger during the Company's first fiscal quarter (October to December), which due to the holiday season, is a strong quarter for computer equipment sales. In addition, the Company's international sales, mostly in the European market, were 73%, 77% and 71% of sales for the years ended September 30, 2002, 2001 and 2000, respectively. Due to this, the Company's sales for its fourth fiscal quarter (July to September) can be potentially impacted by the reduction of activity experienced with Europe during the July and August summer holiday period.

During the 4th quarter of the fiscal year ended September 30, 2001, the Company recorded the following adjustments:

- Due to the decline in sales during the third and fourth quarters of the current fiscal year, the Company deemed it necessary to increase its reserve for obsolete and slow moving inventory. An additional reserve of approximately $1,863,000 was recognized during the fourth fiscal quarter of fiscal 2001 and charged to cost of sales (see Note 2)
- The Company analyzed the future realization of the deferred tax asset during the fourth quarter of fiscal 2001 as a result of the operating losses incurred in the third and fourth quarters of 2001, and it concluded that under the present circumstances, it would be appropriate for the Company to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. The net result was a charge to the Company's tax provision for $1,082,000 (see Note 4)
- Due to changing conditions that occurred during the second half of fiscal 2001, such as declining sales, lost market share and the market changes caused by the introduction of a new Macintosh operating system, the Company deemed it necessary to write off approximately $701,000 of goodwill related to its June 2000 acquisition of Eskape Labs (see Note 10)

corporate information

Hauppauge Digital and Subsidiaries

Executive Offices

Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788 U.S.A.

Subsidiaries

Hauppauge Computer Works, Inc.
HCW Distributing Corp.
Hauppauge Digital Europe, S.A.R.L.
Hauppauge Computer Works, S.A.R.L. (France)
Hauppauge Digital Asia Pte. Ltd. (Singapore)
Hauppauge Computer Works, Ltd. (Virgin Islands)
Hauppauge Computer Works, GmbH (Germany)
Hauppauge Computer Works, Ltd. (U.K.)

Transfer Agent

North American Transfer Co.
147 West Merrick Road
Freeport, New York 11520

General Counsel

Certilman Balin Adler & Hyman, LLP
90 Merrick Rd.
East Meadow, NY 11554

Auditors

BDO Seidman, LLP
407 Broadhollow Rd.
Melville, NY 11747

Common Stock

NASDAQ National Market symbol HAUP

Officers and Directors

Kenneth H. Plotkin
Chairman of the Board and Chief Executive Officer

Dean Cirielli
President and Chief Operating Officer

Gerald Tucciarone
Chief Financial Officer, Treasurer

John Casey
Vice President of Technology

Benjamin Tan
Hauppauge Digital Corporate Counsel and Secretary

Bernard Herman
Director

Steven J. Kuperschmid
Director

Robert S. Nadel
Director

Neal Page
Director

Christopher G. Payan
Director

Seymour G. Siegel
Director

Annual Report on form 10-K available

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for September 30, 2002 can be obtained from the Company without charge by writing to:

Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788
Attention: Benjamin Tan, Secretary

Hauppauge!®

91 cabot court ◦ hauppauge ◦ new york ◦ 11788 ◦ usa ◦ tel: 631 434 1600 ◦ fax: 631 434 3198
visit our web site at: www.hauppauge.com